UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-A/A

(Amendment No. 1)

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or (g) of the

Securities Exchange Act of 1934

Xerium Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	42-1558674
(State of incorporation or organization)	(Employer Identification No.)

8537 Six Forks Road, Suite 300, Raleigh, North Carolina	27615
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:                      (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

Item 1: Description of Registrant’s Securities to be Registered.

Item 2: Exhibits.

SIGNATURE

Explanatory Note

This Amendment No. 1 amends the Registration Statement on Form 8-A filed by Xerium Technologies, Inc. (the “Company”) on May 4, 2005, as set forth below:

Item 1:	Description of Registrant’s Securities to be Registered.

On May 12, 2010, the United States Bankruptcy Court for the District of Delaware confirmed the Company’s joint prepackaged plan of reorganization (the “Plan”), as set forth in Exhibit 2.1 to this registration statement. Among other things, the Plan provides that, on the Effective Date of the Plan (as defined in the Plan), (i) all of the Company’s outstanding common stock, par value $0.01 per share, which aggregated 50,982,204 shares as of May 19, 2010, will be cancelled, (ii) the Company will authorize 20 million shares of new common stock, par value $0.001 per share (the “New Common Stock”), and (iii) the Company will amend and restate its Certificate of Incorporation (the “Amended and Restated Certificate”) and By-laws (the “Amended and Restated By-laws”) to read in the forms filed as Exhibits 3.1 and 3.2, respectively, to this registration statement. The Company’s lenders and swap termination counterparties will be issued approximately 82.6% of the New Common Stock issued on the Effective Date, and the Company’s existing stockholders will be issued approximately 17.4%, along with warrants to purchase an additional 10%. This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934 (the “Act”) the shares of common stock, par value $0.001 per share of the Company, upon the Effective Date of the Plan, whether such shares are in existence on the Effective Date or issued thereafter.

The following description of the New Common Stock assumes that the Plan, the Amended and Restated Certificate and the Amended and Restated By-laws have become effective. The following is a summary only and is qualified in its entirety by the Amended and Restated Certificate and the Amended and Restated By-laws, forms of which are filed as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated herein by reference.

Authorized Capitalization

Upon the Effective Date, the total amount of the Company’s authorized capital stock will consist of 20,000,000 shares of New Common Stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share, of which 20,000 are designated as Series A Junior Participating Preferred Stock upon the applicable terms, designations, powers and preferences as set forth in Exhibit A to the Amended and Restated Certificate of Incorporation.

The Amended and Restated Certificate provides that the Company may not issue any non-voting equity securities as contemplated by section 1123(a)(6) of Title 11 of the United States Code.

Common Stock

All shares of New Common Stock to be outstanding upon the Effective Date will be validly issued, fully paid and nonassessable.

Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of shares of New Common Stock will be entitled to receive such dividends and other distributions in cash, stock or property of the Company as may be declared by the Company’s board of directors from time to time out of the Company’s assets or funds legally available for dividends or other distributions. Dividends on the New Common Stock will not be cumulative. Consequently, if dividends on the New Common Stock are not declared and/or paid at the targeted level, the Company’s stockholders will not be entitled to receive such payments in the future.

Because the Company’s credit agreement prohibits, and is expected to continue to prohibit after the Effective Date, the payment of dividends on its New Common Stock, the Company does not anticipate paying dividends on its New Common Stock for the foreseeable future.

Rights Upon Liquidation. In the event of the Company’s voluntary or involuntary liquidation, dissolution or winding up, holders of shares of New Common Stock will be entitled to share ratably in the Company’s assets available for distribution after payment to creditors and subject to prior distribution rights of any shares of preferred stock that the Company may issue in the future.

Voting and Preemptive Rights. Shares of New Common Stock will carry one vote per share on all matters submitted to a vote of stockholders. Holders of shares of New Common Stock have no preemptive rights.

Other Rights. The holders of shares of New Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

The Company’s board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide shares of preferred stock into one or more series and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each series, and the qualifications, limitations or restrictions of each series, to the fullest extent permitted by the Delaware General Corporation Law, or “DGCL”. The Amended and Restated Certificate provides, however, that no shares of preferred stock may be issued by the Company that would be deemed to be non-voting equity securities as contemplated by section 1123(a)(6) of Title 11 of the United States Code. The issuance of shares of preferred stock could have the effect of decreasing the market price of shares of New Common Stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of shares of New Common Stock.

In connection with the expected adoption of the Rights Agreement on the Effective Date pursuant to the Plan, as described below, the Company expects to file a Certificate of Designation, set forth in Exhibit A to the Amended and Restated Certificate, with the State of Delaware, effective upon the Effective Date, whereby the Company will create, authorize and provide for 20,000 shares of Series A Junior Participating Preferred Stock, and set forth the rights preferences, qualifications, limitations and restrictions on such Series A Junior Participating Preferred Stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and the Company’s Amended and Restated Certificate and Amended and Restated By-laws

Provisions of the DGCL, the Company’s Amended and Restated Certificate and Amended and Restated By-laws contain provisions that may have some anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Delaware Anti-Takeover Statute

The Company is subject to Section 203 of the DGCL. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the person became an interested stockholder, unless:

•

the business combination, or the transaction in which the stockholder became an interested stockholder, is approved by the board of directors prior to the time the interested stockholder attained that status;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or after the time a person became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

“Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, in general an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the shares of the corporation’s outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change of control attempts with respect to the Company and, therefore, may discourage attempts to acquire the Company.

Amended and Restated Certificate and Amended and Restated By-Laws

In addition, provisions of the Amended and Restated Certificate and Amended and Restated By-laws, which are summarized in the following paragraphs, may have an anti-takeover effect.

Quorum Requirements; Removal of Directors. The Amended and Restated Certificate provides for a minimum quorum of a majority voting power of the outstanding shares of the Company’s capital stock entitled to vote. Directors may be removed, with or without cause, by the affirmative vote of at least a majority in voting power of the outstanding shares of capital stock cast at a meeting of stockholders called for that purpose.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the corporation’s certificate of incorporation provides otherwise. The Company’s Amended and Restated Certificate does not expressly address cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meeting of Stockholders. The Company’s Amended and Restated Certificate prohibits stockholder action by written consent at any time during which any class of the Company’s capital stock is registered under Section 12 of the Securities Exchange Act of 1934. The Company’s Amended and Restated By-laws do not provide its stockholders with the power to call or to request the Company’s board of directors to call special meetings of stockholders. Rather, special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, two or more directors, or by one director in the event that there is only a single director in office.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Company’s Amended and Restated By-laws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a stockholder’s notice must generally be delivered or mailed and received at the Company’s principal executive offices not less than 90 nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. The Company’s Amended and Restated By-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders. Stockholder nominations for the election of directors at a special meeting must be received by the Company’s corporate secretary not later than the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting is made, whichever occurs first.

Authorized but Unissued Shares. Subject to the terms of the Amended and Restated Certificate, the Company’s authorized but unissued shares of New Common Stock and preferred stock will be available for future issuance without stockholder approval. The Company may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of New Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Supermajority Provisions. The DGCL provides generally that the affirmative vote of a majority in voting power of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. The Company’s Amended and Restated Certificate provides that the following provisions in the Amended and Restated Certificate may be amended only by a vote of at least two-thirds in voting power of the then outstanding shares of the Company’s capital stock entitled to vote:

•	the provisions relating to adoption, amendment or repeal of the Company’s Amended and Restated By-laws;

•	the prohibition on stockholder action by written consent at any time during which any class of the Company’s capital stock is registered under Section 12 of the Securities Exchange Act of 1934;

•	the provisions relating to the size of the board of directors;

•	the provisions relating to the quorum requirement for stockholder action;

•	the limitation on the liability of the directors to the Company and its stockholders;

•	the obligation to indemnify and advance expenses to the directors and officers to the fullest extent authorized by the DGCL under certain circumstances; and

•	the supermajority voting requirements listed above.

In addition, the Amended and Restated Certificate grants the Company’s board of directors the authority to adopt, amend and repeal by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or its Amended and Restated Certificate, subject to the right of the stockholders, upon the affirmative vote of at least two-thirds in voting power of the then outstanding shares of the Company’s capital stock, to adopt, amend or repeal its by-laws, including to amend or repeal the by-laws adopted or amended by the board of directors.

Listing

The shares of New Common Stock have been approved for listing on the New York Stock Exchange under the symbol “XRM.”

Transfer Agent and Registrar

American Stock Transfer & Trust Company will be the transfer agent and registrar for the New Common Stock.

Registration Rights Agreement and Director Nomination Agreements

Pursuant to the Plan, the Company will enter into a registration rights agreement on the Effective Date (the “Registration Rights Agreement”) with Apax WW Nominees Ltd, AS Investors, LLC, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Opportunities Fund, L.P., Cerberus Series Four Holdings, LLC, and Saberasu Japan Investments II B.V. (the “RRA Parties”). The Registration Rights Agreement may require to the Company to register certain securities under the Securities Act of 1933, as amended, in accordance with the terms and conditions of the Registration Rights Agreement.

Pursuant to the Plan, the Company will also enter into (i) a director nomination agreement with AS Investors, LLC, and (ii) a director nomination agreement with Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Opportunities Fund, L.P. (both agreements together, the “Director Nomination Agreements,” and the lender parties thereto, the “Nominating Lenders”) on the Effective Date. Each of the Director Nomination Agreements entitles the applicable Nominating Lender(s) to designate for nomination by the Company one member of the Company’s board of directors, in accordance with the terms and conditions of the Director Nomination Agreement.

The foregoing descriptions of the Registration Rights Agreement and Director Nomination Agreements do not purport to be complete, and are qualified in their entirety by the full text of such agreements, forms of which are filed as Exhibits 4.1 and 4.2 to this registration statement and are incorporated herein by reference.

Rights Agreement

Pursuant to the Plan, the Company will adopt a Rights Agreement (the “Rights Agreement”) on the Effective Date with American Stock Transfer & Trust Company, LLC, as Rights Agent, pursuant to which the Company will dividend one preferred share purchase right for each share of New Common Stock. Pursuant to the terms of the Rights Agreement, in the event a third party acquires beneficial ownership of certain amounts of New Common Stock without prior approval of the Company’s board of directors, holders of the New Common Stock, other than the acquirer, may exercise their preferred share purchase rights to purchase, at the then-current exercise price, shares of New Common Stock or, in certain circumstances, shares of the acquiring person, at a significant discount to market value.

The foregoing description of the Rights Agreement does not purport to be complete, and is qualified in its entirety by the full text of such agreement, a form of which is filed as Exhibit 4.3 to this registration statement and is incorporated herein by reference.

Item 2:	Exhibits.

The following exhibits are filed herewith (or incorporated by reference as indicated below):

Exhibit No.	Description

2.1(1)	Joint Prepackaged Plan of Reorganization, as confirmed by the bankruptcy court.

3.1*	Form of Second Amended and Restated Certificate of Incorporation of Xerium Technologies, Inc., which will become effective on the Effective Date (including the terms of the Series A Junior Participating Preferred Stock as Exhibit A thereto).

3.2*	Form of Amended and Restated By-Laws of Xerium Technologies, Inc., which will become effective on the Effective Date.

4.1*	Form of Registration Rights Agreement to be entered into by and among Xerium Technologies, Inc. and the RRA Parties, which will become effective on the Effective Date.

4.2*	Form of Director Nomination Agreement to be entered into by and among Xerium Technologies, Inc. and the Nominating Lenders, which will become effective on the Effective Date.

4.3*	Form of Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which will become effective on the Effective Date.

(1)	Filed as Exhibit 2.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.
*	Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Xerium Technologies, Inc.

By:	/S/ DAVID G. MAFFUCCI
David G. Maffucci
Executive Vice President and Chief Financial Officer

May 21, 2010

INDEX TO EXHIBITS

Exhibit No.	Description

2.1(1)	Joint Prepackaged Plan of Reorganization, as confirmed by the bankruptcy court.

3.1*	Form of Second Amended and Restated Certificate of Incorporation of Xerium Technologies, Inc., which will become effective on the Effective Date (including the terms of Series A Junior Participating Preferred Stock as Exhibit A thereto).

3.2*	Form of Amended and Restated By-Laws of Xerium Technologies, Inc., which will become effective on the Effective Date.

4.1*	Form of Registration Rights Agreement to be entered into by and among Xerium Technologies, Inc. and the RRA Parties, which will become effective on the Effective Date.

4.2*	Form of Director Nomination Agreement to be entered into by and among Xerium Technologies, Inc. and the Nominating Lenders, which will become effective on the Effective Date.

4.3*	Form of Rights Agreement between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, which will become effective on the Effective Date.

(1)	Filed as Exhibit 2.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, and incorporated herein by reference.
*	Filed herewith.